                                                                   EXHIBIT 99.1



                   FACTORS AFFECTING FUTURE OPERATING RESULTS

LAMAR MEDIA CORP.'S DEBT AGREEMENTS CONTAIN COVENANTS AND RESTRICTIONS THAT CREATE THE POTENTIAL FOR DEFAULTS

     The terms of Lamar Media's bank credit facility and the indentures relating to Lamar Media's outstanding notes restrict, among other things, Lamar Media's ability to:

     o   make distributions to Lamar Advertising Company;

     o   dispose of assets;

     o   incur or repay debt;

     o   create liens; and

     o   make investments.

     Under Lamar Media's bank credit facility we must maintain specified financial ratios and levels including:

     o   interest coverage;

     o   fixed charge coverage;

     o   senior debt ratios; and

     o   total debt ratios.

     If we fail to comply with these tests, the lenders have the right to cause all amounts outstanding under the bank credit facility to become immediately due. If this were to occur and the lenders decide to exercise their right to accelerate the indebtedness, it would create serious financial problems for us. Our ability to comply with these restrictions, and any similar restrictions in future agreements, depends on our operating performance. Because our performance is subject to prevailing economic, financial and business conditions and other factors that are beyond our control, we may be unable to comply with these restrictions in the future.

BECAUSE LAMAR ADVERTISING AND ITS SUBSIDIARIES HAVE SIGNIFICANT FIXED PAYMENTS ON THEIR DEBT, WE MAY LACK SUFFICIENT CASH FLOW TO OPERATE OUR BUSINESS AS WE HAVE IN THE PAST AND MAY NEED TO BORROW MONEY IN THE FUTURE TO MAKE THESE PAYMENTS AND OPERATE OUR BUSINESS

     Lamar Advertising and its subsidiaries have borrowed substantial amounts of money in the past and may borrow more money in the future. Lamar Advertising recently completed an offering of $250 million of convertible notes. At
June 30, 1999, Lamar Media had approximately $894 million of debt outstanding consisting of approximately $307 million in bank debt, $558 million in various series of senior subordinated notes and $29 million in various other short-term and long-term debt of Lamar Media.

     If we complete the pending Chancellor Outdoor acquisition, we will incur additional debt. Assuming that the Chancellor Outdoor acquisition had taken place prior to June 30, 1999, at that time Lamar Media would have had approximately $1.6 billion of debt outstanding, consisting of approximately $1 billion in bank debt, $558 million in various series of senior subordinated notes and $29 million in various other short-term and long-term debt of Lamar Media. This debt would have represented approximately 55% of our total capitalization after giving effect to the pending Chancellor Outdoor acquisition, the Lamar Advertising convertible notes offering and the application of the net proceeds from the convertible notes offering.

     A large part of our cash flow from operations must be used to make principal and interest payments on our debt. If our operations make less money in the future, we may need to borrow to make these payments. In addition, we finance most of our acquisitions through borrowings under Lamar Media's existing bank credit facility which presently has a total committed amount of $500 million in term and revolving credit loans. As of June 30, 1999, we only had approximately $192 million available to borrow under this bank credit facility. Since our borrowing capacity under Lamar Media's bank credit facility is limited, we may not be able to continue to finance future acquisitions at our historical rate with borrowings under this bank credit facility. Lamar Media has obtained a commitment from its lenders to replace its existing bank credit facility with a new bank credit facility with a maximum borrowing capacity of up to $1 billion. We cannot guarantee that Lamar Media will enter into the new bank credit facility for the full commitment amount or at all. We may need to borrow additional amounts or seek other sources of financing to fund future acquisitions. We cannot guarantee that such additional financing will be available or available on favorable terms. We also may need the consent of the banks under Lamar Media's bank credit facility, or the holders of other indebtedness, to borrow additional money.

THE BUSINESS OF LAMAR ADVERTISING AND ITS SUBSIDIARIES COULD BE HURT BY CHANGES IN ECONOMIC AND ADVERTISING TRENDS

     We sell advertising space to generate revenues. A decrease in demand for advertising space could adversely affect our business. General economic conditions and trends in the advertising industry affect the amount of advertising space purchased. A reduction in money spent on our displays could result from:

     o   a general decline in economic conditions;

     o a decline in economic conditions in particular markets where we conduct business;

     o a reallocation of advertising expenditures to other available media by significant users of our displays; or

     o   a decline in the amount spent on advertising in general.

THE OPERATIONS OF LAMAR ADVERTISING AND ITS SUBSIDIARIES ARE IMPACTED BY THE REGULATION OF OUTDOOR ADVERTISING

     Our operations are significantly impacted by federal, state and local government regulation of the outdoor advertising business.

     The federal government conditions federal highway assistance on states imposing location restrictions on the placement of billboards on primary and interstate highways. Federal laws also impose size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations. Some local governments have enacted ordinances which require removal of billboards by a future date. Others prohibit the construction of new billboards and the reconstruction of significantly damaged billboards, or allow new construction only to replace existing structures.

     Local laws which mandate removal of billboards at a future date often do not provide for payment to the owner for the loss of structures that are required to be removed. Certain federal and state laws require payment of compensation in such circumstances. Local laws that require the removal of a billboard without compensation have been challenged in state and federal courts with conflicting results. Accordingly, we may not be successful in negotiating acceptable arrangements when our displays have been subject to removal under these types of local laws.

     Additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor advertising at the federal, state or local level may have a material adverse effect on our results of operations.

THE CONTINUED GROWTH OF LAMAR ADVERTISING AND ITS SUBSIDIARIES THROUGH ACQUISITIONS MAY BECOME MORE DIFFICULT AND INVOLVES COSTS AND UNCERTAINTIES

     We have substantially increased our inventory of advertising displays through acquisitions. Our operating strategy involves making purchases in markets where we currently compete as well as in new markets. However, the following factors may affect our ability to continue to pursue this strategy effectively.

     o The outdoor advertising market has been consolidating, and this may adversely affect our ability to find suitable candidates for purchase.

     o We are also likely to face increased competition from other outdoor advertising companies for the companies or assets we wish to purchase. Increased competition may lead to higher prices for outdoor advertising companies and assets and decrease those we are able to purchase.

     o We do not know if we will have sufficient capital resources to make purchases, obtain any required consents from our lenders, or find acquisition opportunities with acceptable terms.

     o From January 1, 1997 to July 22, 1999, we completed 96 transactions involving the purchase of complementary outdoor advertising assets, the most significant of which was the acquisition on October 1, 1998 of Outdoor Communications, Inc. for $385 million. We currently have pending an acquisition of Chancellor Outdoor for a purchase price consisting of $700 million in cash and a fixed amount of 26,227,273 shares of Class A common stock of Lamar Advertising, which if completed, will be by far our largest acquisition to date. We must integrate these acquired assets and businesses into our existing operations. This process of integration may result in unforeseen difficulties and could require significant time and attention from our management that would otherwise be directed at developing our existing business. Further, we cannot be certain that the benefits and cost savings that we anticipate from these purchases will develop.

IF WE COMPLETE THE CHANCELLOR OUTDOOR ACQUISITION, WE WILL SIGNIFICANTLY EXPAND OUR OPERATIONS IN MAJOR MARKETS WHERE WE CANNOT BE SURE OUR BUSINESS STRATEGY WILL CONTINUE TO BE SUCCESSFUL

     If we complete our acquisition of Chancellor Outdoor, we will significantly expand our operations in major markets. Because we have historically focused on middle markets and have not had substantial operations in major markets to date, we cannot guarantee that we will be able to replicate the success that we have achieved with our business strategy in middle markets. Achieving our goals in major markets will depend to a great extent on our ability to attract and retain national advertising customers. Our success to date has been built in large measure on our ability to attract and retain local advertising customers. Approximately 81% of our net advertising revenues for calendar 1998 derived from local advertising. We cannot be sure that the strategies that have worked well with local advertising customers will work with national advertisers.

     In addition, expanding our operations in major markets will put us in increased competition with larger competitors with more diversified media operations who may have a more established market presence and greater financial resources then we do. We may also face more intense competition from other forms of outdoor advertising and other media in major markets than we do in middle markets.

IF WE DO NOT COMPLETE THE CHANCELLOR OUTDOOR ACQUISITION, WE MAY NOT BE ABLE TO ACHIEVE THE GROWTH THAT WE ANTICIPATE IF THE ACQUISITION IS COMPLETED

     For the Chancellor Outdoor acquisition to be completed, numerous closing conditions must be satisfied. Many of these closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and financing contingencies, are beyond our control. Accordingly, we may not be able to complete the acquisition. Even if we complete the Chancellor Outdoor acquisition, the projected growth we anticipate could be reduced if we were required to divest significant assets to obtain clearance under the HSR Act.

     The Chancellor Outdoor acquisition offers projected benefits that we may not be able to achieve through other means. As consolidation continues to accelerate in the outdoor advertising industry, there are fewer opportunities to acquire outdoor advertising assets on the scale of the Chancellor Outdoor acquisition. Consequently, we may not be able to acquire the quantity or quality of outdoor advertising assets afforded by the Chancellor Outdoor acquisition in a series of smaller acquisitions.

THE BAN ON TOBACCO ADVERTISING HAS ELIMINATED A TRADITIONALLY SIGNIFICANT SOURCE OF OUR REVENUES AND WE MAY NOT BE ABLE TO CONTINUE TO REPLACE THESE LOST REVENUES THROUGH OTHER SOURCES

     We have removed all of our outdoor advertising of tobacco products in connection with settlements the states reached with the U.S. tobacco companies. The revenues from tobacco advertising as a percentage of billboard advertising net revenues was 9% in 1997 and 8% in 1998.

     The ban on outdoor advertising of tobacco products in the settlement increased our available inventory. To date, we have been successful in replacing the tobacco advertising removed with substitute advertising at comparable rates. We cannot be sure, however, that we will continue to be able to do so in the future. If we are unable to continue to replace tobacco advertising, the resulting increase in available inventory could cause us to reduce our rates or limit our ability to raise rates. In addition, we cannot guarantee that substitute advertisers will pay rates as favorable to us as those paid by tobacco advertisers.

WE FACE COMPETITION FROM LARGER AND MORE DIVERSIFIED OUTDOOR ADVERTISERS AND OTHER FORMS OF ADVERTISING THAT COULD HURT OUR PERFORMANCE

     We cannot be sure that in the future we will compete successfully against the current and future sources of outdoor advertising competition and competition from other media. The competitive pressure that we face could adversely affect our profitability or financial performance. Even though we would be the largest company focusing exclusively on outdoor advertising if we complete our pending acquisition of Chancellor Outdoor, we face competition from larger companies with more diversified operations which also include radio and other broadcast media. We also face competition from other forms of media, including television, radio, newspapers and direct mail advertising. We must also compete with an increasing variety of other out-of-home advertising media that include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses.

     In our logo sign business, we currently face competition for state-awarded service contracts from two other logo sign providers as well as local companies. Initially, we compete for state-awarded service contracts as they are privatized. Because these contracts expire after a limited time, we must compete to keep our existing contracts each time they are up for renewal.

IF OUR CONTINGENCY PLANS RELATING TO HURRICANES FAIL, THE RESULTING LOSSES COULD HURT OUR BUSINESS

     Although we have developed contingency plans designed to deal with the threat posed to our advertising structures by hurricanes, we cannot guarantee that these plans will work. If these plans fail, significant losses could result.

     A significant portion of our structures is located in the Mid-Atlantic and Gulf Coast regions of the United States. These areas are highly susceptible to hurricanes during the late summer and early fall. In the past, we have incurred significant losses due to severe storms. These losses resulted from structural damage, overtime compensation, loss of billboards that could not be replaced under applicable laws and reduced occupancy because billboards were out of service.

     We have determined that it is not economical to obtain insurance against losses from hurricanes and other storms. Instead, we have developed contingency plans to deal with the threat of hurricanes. For example, we attempt to remove the advertising faces on billboards at the onset of a storm, when possible, which permits the structures to better withstand high winds during a storm. We then replace these advertising faces after the storm has passed. However, these plans may not be effective in the future and, if they are not, significant losses may result.

OUR LOGO SIGN CONTRACTS ARE SUBJECT TO STATE AWARD AND RENEWAL

     A growing portion of our revenues and operating income come from our state-awarded service contracts for logo signs. We cannot predict what remaining states, if any, will start logo sign programs or convert state-run logo sign programs to privately operated programs. We compete with many other parties for new state-awarded service contracts for logo signs. Even when we are awarded a contract, the award may be challenged under state contract bidding requirements. If an award is challenged, we may incur delays and litigation costs.

     Generally, state-awarded logo sign contracts have a term, including renewal options, of ten to twenty years. States may terminate a contract early, but in most cases must pay compensation to the logo sign provider for early termination. Typically, at the end of the term of the contract, ownership of the structures is transferred to the state without compensation to the logo sign provider. Of our current logo sign contracts, one is due to terminate in September 1999 and three are subject to renewal in May, June and October 2000. We cannot guarantee that we will be able to obtain new logo sign contracts or renew our existing contracts. In addition, after we receive a new state-awarded logo contract, we generally incur significant start-up costs. We cannot guarantee that we will continue to have access to the capital necessary to finance those costs.

OUR OPERATIONS COULD BE AFFECTED BY THE LOSS OF KEY EXECUTIVES

     Our success depends to a significant extent upon the continued services of our executive officers and other key management and sales personnel. Kevin P. Reilly, Jr., Lamar Advertising's Chief Executive Officer, our six regional managers and the manager of our logo sign business, in particular, are essential to our continued success. Although we have designed our incentive and compensation programs to retain key employees, we have no employment contracts with any of our employees and none of our executive officers have signed non-compete agreements. We do not maintain key man insurance on our executives. If any of our executive officers or other key management and sales personnel stopped working with us in the future, it could have an adverse effect on our business.

WE COULD EXPERIENCE SYSTEM FAILURES AND DISRUPTIONS OF OUR OPERATIONS AS A RESULT OF THE YEAR 2000 DATE RECOGNITION PROBLEM

     The year 2000 date recognition problem could cause our computer systems to fail, resulting in miscalculations and incorrect data. Computer systems which may be affected by this year 2000 problem include computer systems embedded in production equipment; displays containing computer systems; business data processing systems; production, management and planning systems; and personal computers. Consequently, the year 2000 problem could disrupt our daily commercial activities if we do not take the steps necessary to address it effectively. In addition, we cannot assure you that our customers, suppliers and other third parties that we deal with are or will be year 2000 compliant in a timely manner. Interruptions in the services provided to us or in the purchases made by these third parties could also disrupt our operations. Parties affected by a disruption in our operations and services could make claims or bring lawsuits against us. Depending upon the extent and duration of any disruptions caused by the year 2000 problem and the specific services affected, these disruptions could have an adverse affect on our business.